Squire Patton Boggs (US) LLP

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Charlotte Westfall

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charlotte.westfall@squirepb.com

Fred Summer

T +1 614 365 2743

fred.summer@squirepb.com

February 13, 2023

VIA EDGAR

Ms. Charli Gibbs-Tabler
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	Xiao-I Corporation

Registration Statement on Form F-1

Filed December 20, 2022

File No. 333-268889

Dear Ms. Gibbs-Tabler:

We are in receipt of the Staff’s letter dated January 11, 2023 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Xiao-I Corporation (“Xiao-I” or the “Company”) as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Registration Statement on Form F-1 filed December 20, 2022

Prospectus Summary
The Offering, page 35

1. Please reconcile for us the number of ordinary shares outstanding immediately before this offering disclosed here with the number of outstanding ordinary shares as disclosed in your June 30, 2022 financial statements.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised page 35 in the Registration Statement.

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Squire Patton Boggs (US) LLP	February 13, 2023

Risk Factors, page 75

2. We note that you updated your exclusive forum provision on page 179 to reflect that any legal suit, action, or proceeding against or involving the Company or the depositary . . . “may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York)”. Please revise the related risk factors on page 75 to reflect the updated exclusive forum provision.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised page 75 in the Registration Statement.

Dilution, page 88

3. Tell us how you considered deferred offering costs in your calculation of net tangible book value. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised page 88 in the Registration Statement to exclude deferred offering costs in the calculation of net tangible book value.

Underwriting

Lock-Up Agreements, page 191

4. We note that only a majority of your existing shareholders have agreed to a lock-up period. Please revise to tell us which shareholders have agreed to a lock-up period and why a lock-up agreement was not reached with the others.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 36, 180 and 191 in the Registration Statement as “[a]ll of our directors, company officers and at least 81% of our existing shareholders have agreed with the underwriters for a period of 180 days following the consummation of this offering.”  Due to both the holidays and the internal lengthy process of obtaining signatures for some institutional shareholders, the Company is unable to receive signed lock-up agreements quickly.  As of today, the Company has received signatures from 81% of the following existing shareholders who collectively own 65% of outstanding ordinary shares:

1.	ZunTian Holding Limited
2.	River Hill China Fund L.P.
3.	Shanghai Tongjun Enterprise Management Consulting Partnership (Limited Partnership)
4.	Qingdao CEL Low Carbon New Energy Equity Investment Limited
5.	Bluefocus Intelligent Communications Group Co., Ltd.
6.	iTeam Holding Limited
7.	Yujun Limited
8.	TONGDING INTERCONNECTION INFORMATION CO., LTD.
9.	Zhihan (Shanghai) Investment Center (Limited Partnership)
10.	Jiaxing Daotong ChuangZhi Investment Partnership (Limited Partnership)

Squire Patton Boggs (US) LLP	February 13, 2023

11.	AA Smart Holding Limited
12.	Hangzhou Paradise Silicon Valley Jiafu No. 1 Equity Investment Partnership (Limited Partnership)
13.	PreIPO Capital Partners Limited
14.	Shanghai Saiben Enterprise Management Consulting Partnership (Limited Partnership)
15.	Shanghai Julian Investment Consulting Co., Ltd.
16.	East Investment Limited
17.	Shanghai Zhonghui Jinlu Venture Capital Partnership (Limited Partnership)
18.	Shanghai Jiding Enterprise Management Consulting Partnership (Limited Partnership)
19.	CDIB Private Equity (Fujian) Enterprise (Limited Partnership)
20.	Sichuan Tiankang Gas Technology Holding Limited
21.	Shanghai Decun Enterprise Management Center (Limited Partnership)
22.	Hangzhou Jiafu Paradise Silicon Valley No. 2 Equity Investment Partnership (Limited Partnership)
23.	Shanghai Chongfu Enterprise Management Consulting Partnership (Limited Partnership)
24.	Shanghai Science Investment Limited Partnership
25.	Xinghao Holding Limited
26.	Jiuyuequan Holding Limited
27.	Shanghai Jixuan Enterprise Management Consulting Partnership (Limited Partnership)
28.	Shanghai Leyong Venture Capital Center (Limited Partnership)
29.	U Cell Holding Limited
30.	Wehold Holding Limited
31.	Hesen Holding Limited
32.	DONGYI Holding Limited
33.	Sanxian Holding Limited
34.	Leanauto Holding limited
35.	Hydrangea Holding Limited
36.	Hanying Holding Limited
37.	Lizehao Holding Limited
38.	JiangNing Holding Limited
39.	Xuyue Holding Limited
40.	Sunyin Holding Limited
41.	Zhuxiangyang Holding Limited
42.	Yuaifen Holding Limited
43.	Mengjie Holding Limited
44.	Libing Holding Limited
45.	HanPing Holding Limited
46.	Shixinlong Holding Limited
47.	Ningbo Yanyuan Shouke Dexin Investment Limited Partnership

The Company is currently trying to collect signed lock-up agreements from the rest of the existing shareholders.

Condensed Consolidated Financial Statements

Note 16. Subsequent Events, page F-63

5. We note your revised disclosure in response to prior comment 7. Please revise your disclosure here and/or in the Liquidity and Capital Resources section in MD&A, as applicable, to disclose any extensions or repayments of the four convertible loans that had maturity dates in November and December 2022.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-63, pages 102 and 105 in the Liquidity and Capital Resources section in MD&A in the Registration Statement to disclose the extension and repayments of the convertible loans that had maturity dates in November and December 2022.

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Squire Patton Boggs (US) LLP	February 13, 2023

Any comments or questions regarding the foregoing should be directed to the undersigned at 614.365.2743. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Fred A. Summer
Fred A. Summer
of SQUIRE PATTON BOGGS (US) LLP

cc:	Joyce Sweeney, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Mitchell Austin, Securities and Exchange Commission
Hui Yuan, Xiao-I Corporation
Chao Xu, Xiao-I Corporation
Charlotte Westfall, Squire Patton Boggs (US) LLP